Exhibit 3.4

CONSOLIDATED BALANCE SHEETS

($000s)	March 31, 2006	December 31, 2005
	(unaudited)
ASSETS
Current assets
Accounts receivable	$66,031	$57,276
Deposits and prepaid expenses	2,192	1,806
	68,223	59,082
Property, plant and equipment	594,296	600,077

Goodwill (note 3)	71,970	71,970
	$734,489	$731,129

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$87,334	$88,270
Distributions payable to unitholders	8,736	8,677
Capital taxes payable	1,653	1,641
Current portion of obligations under capital lease	258	258
Bank debt (note 4)	109,853	71,365
	207,834	170,211
Obligations under capital lease	5	54
Capital taxes payable	—	1,700
Asset retirement obligations	10,940	10,457
Future income taxes	133,640	146,729
Exchangeable shares of subsidiary	6,881	9,709
Unitholders’ equity
Unitholders’ capital (note 6)	423,149	418,968
Contributed surplus (note 7)	6,757	5,127
Deficit	(54,717)	(31,826)
	375,189	392,269
	$734,489	$731,129

See accompanying selected notes to the consolidated financial statements.

On behalf of the Board of Directors

Garth Wiggins

Director

Chairman, Audit Committee

W.C. (Mickey) Dunn

Director

Chairman of the Board

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the three months ended March 31	2006	2005
($000s, unaudited)
REVENUE
Petroleum and natural gas sales	$46,396	$22,441
Royalties, net of Alberta royalty tax credit	10,641	5,832
	35,755	16,609
EXPENSES
Production	9,167	3,484
Transportation	973	573
General and administrative	2,597	1,225
Interest and financing charges	1,763	216
Unit-based compensation	1,410	238
Depletion, depreciation and accretion	29,212	9,015
	45,122	14,751

EARNINGS (LOSS) BEFORE TAXES	(9,367)	1,858

TAXES (note 9)
Capital taxes	571	488
Future income taxes (recovery)	(13,233)	340
	(12,662)	828

NET EARNINGS BEFORE NON-CONTROLLING INTEREST	3,295	1,030

Non-controlling interest	36	—

NET EARNINGS	$3,259	$1,030

Deficit, beginning of period	(31,826)	(6,090)
Distributions	(26,150)

Deficit, end of period	$(54,717)	$(5,060)

Net earnings per trust unit
Basic	$0.09	$0.06
Diluted	$0.09	$0.06

See accompanying selected notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31	2006	2005
($000s, unaudited)
CASH PROVIDED BY (USED IN):

OPERATIONS
Net earnings	$3,259	$1,030
Charges not involving cash:
Non-controlling interest	36	—
Depletion, depreciation and accretion	29,212	9,015
Unit-based compensation costs	1,410	238
Future income tax	(13,233)	340
Capital taxes	(1,689)	109
Funds from operations	18,995	10,732

Change in non-cash working capital	(8,386)	(2,244)
	10,609	8,488

FINANCING
Payment of distributions	(24,774)	—
Issuance of common shares	—	234
Share and unit issue costs	—	(1,100)
Increase in bank debt	38,488	12,882
Obligations under capital lease	(48)	—
	13,666	12,016

INVESTING
Additions to property, plant and equipment	(22,585)	(13,161)
Corporate acquisitions	—	(12,264)
	(22,585)	(25,425)
Change in non-cash working capital	(1,690)	4,921
	(24,275)	(20,504)

Change in cash	—	—

Cash, beginning of period	—	—

Cash, end of period	$—	$—

See accompanying selected notes to the consolidated financial statements.

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2006 and 2005 (unaudited)

1. STRUCTURE OF THE TRUST

True Energy Trust (“True” or the “Trust”) is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. Through a Plan of Arrangement (the “Arrangement”) that became effective on November 2, 2005, True Energy Inc. became the Trust.

The purpose of the Trust is to indirectly explore for, develop and hold interests in petroleum and natural gas properties, through investments in securities of subsidiaries and net profits interests in oil and natural gas properties. The business of the Trust is carried on by True Energy Inc., its wholly owned subsidiary Marengo Exploration Ltd., True Energy Partnership and TKE Energy Partnership. The Trust owns, directly and indirectly, 100% of the common shares, (excluding the exchangeable shares - see note 5) of True Energy Inc. and Marengo Exploration Ltd and 100% of the interests of True Energy Partnership and TKE Energy Partnership. The activities of True Energy Inc., Marengo Exploration Ltd. and the partnerships, are financed through interest bearing notes from the Trust and third party debt.

Pursuant to the terms of a Net Profit Interest Agreement (the “NPI Agreement”), the Trust is entitled to a payment from True Energy Inc. each month equal to the amount by which 99% of the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of True Energy Inc., Marengo Exploration Ltd., True Energy Partnership and TKE Energy Partnership.

The Trust will make distributions to the Unitholders in amounts equal to the net income of the Trust earned from interest income on the notes and from the income generated under the Net Profits Interest Agreement, and from any dividends paid on the common shares of True Energy Inc., less any expenses of the Trust.

The conversion of True Energy Inc. to True Energy Trust has been accounted for as a reverse takeover of TKE and a continuity of interests of True Energy Inc. Prior to the Arrangement on November 2, 2005, the consolidated financial statements included the accounts of True Energy Inc. and its subsidiaries and partnership. After giving effect to the Arrangement, the consolidated financial statements include the accounts of the Trust, its subsidiaries and partnerships.

The term “units” has been used to identify both the trust units and the exchangeable shares of the Trust issued on or after November 2, 2005 as well as the common shares of True Energy Inc. outstanding prior to the Arrangement on November 2, 2005.

In conjunction with the Arrangement, the Trust entered into a Transitional Services Agreement (“Agreement”) with Vero Energy Inc. (“Vero”) where the Trust provides personnel and certain administrative and technical services in connection with the management, development, exploitation and operation of the assets of Vero. The initial term of the Agreement was for a period of 3 months after the effective date of the Arrangement, however, this Agreement was extended to April 1, 2006, at which time it expired. The Trust provided these services to Vero on an expense reimbursement basis, based on Vero’s monthly capital activity and production levels relative to the combined capital activity and production levels of both the Trust and Vero. Total expenses reimbursed by Vero for the three month period ended March 31, 2006 were $0.1 million and are included within March 31, 2006 accounts receivable. Vero owes a further $0.7 million relating to transaction costs True incurred to effect the Arrangement, and is included in the March 31, 2006 accounts receivable.

Effective April 1, 2006 True will sublease office space to Vero for $20,000 per month for a period of five years ending March 31, 2011.

2. SUMMARY OF ACCOUNTING POLICIES

The interim consolidated financial statements of the Trust have been prepared by management in accordance with generally accepted accounting policies in Canada. The unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles (“GAAP”) applicable for annual financial statements. Accordingly, the interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto contained in the Trust’s annual report for the year ended December 31, 2005. Certain prior year costs have been restated to conform to the current period’s presentation.

3. ACQUISITIONS/DISPOSITIONS

a. Acquisition of Meridian Energy Corporation

Effective March 15, 2005, the Trust acquired all of the issued and outstanding common shares of Meridian Energy Corporation (“Meridian”), a public company, involved in the exploration, development and production of oil and natural gas in central Alberta. The consideration offered was $0.6 million and 0.91 of a True Energy Inc. common share for each Meridian common share resulting in 35,111,184 True Energy Inc. shares issued as at March 31, 2005 and an additional 638,747 shares issued in April and June 2005. The value of the transaction, based on an adjusted average share price for True Energy Inc. of $4.20 at January 19, 2005, was $152.2 million (including $1.4 million in transaction costs). The transaction was accounted for using the purchase method. The purchase price allocation resulted in an excess purchase price over the fair value of net identifiable assets acquired of approximately $29.6 million, which has been reflected as goodwill. The accounts include the results of Meridian effective March 15, 2005, the date the majority of Meridian shares were taken up and exchanged for True Energy Inc. common shares.

The purchase equation was adjusted at December 31, 2005 to reflect revised estimates for tax information regarding expected temporary difference reversals. As a result, the future tax liability was decreased by $3.6 million and goodwill was also decreased by the same amount. The purchase price equation is as follows:

($000s)
Cost of acquisition:
Common shares issued	$150,150
True transaction costs	1,411
Cash to shareholders	620
$152,181

Allocated at estimated fair values:
Accounts receivable	$15,186
Deposits and prepaid expenses	89
Property, plant and equipment	183,744
Goodwill	29,577
Accounts payable and accrued liabilities	(14,119)
Bank debt	(11,389)
Future income taxes	(49,915)
Asset retirement obligations	(992)
$152,181

b. Acquisition of TKE Energy Trust

On November 2, 2005 True Energy Inc. and TKE entered into a business combination whereby True Energy Inc. acquired TKE in a reverse takeover, changing to True Energy Trust, and a publicly listed exploration focused company, Vero Energy Inc., pursuant to a Plan of Arrangement. The former shareholders of True Energy Inc. controlled approximately 71% of the Trust and substantially all of the former management of True Energy Inc. completes the Trust’s new management team.

The Arrangement resulted in True shareholders receiving, for each True Share held: (i) 0.5 of a pre-consolidated trust units (0.25 of a post-consolidated trust unit); (ii) 0.10 of a Vero Share; and (iii) one Vero arrangement warrant.

To effect the Arrangement, for accounting purposes only, all of the issued and outstanding trust units, being 20,708,128 trust units, of TKE were treated as acquired by True Energy Inc. The transaction value was based upon the adjusted weighted average trading price of True Energy Inc. common shares for the two days prior to the transaction announcement on August 23, 2005, of $5.04, plus the assumption of TKE’s debt. The transaction was accounted for using the purchase method, with the excess purchase price over the fair value of net identifiable assets acquired of approximately $42.4 million being allocated to goodwill. As at March 31, 2006, the purchase equation was based on information available and may not be final. The purchase price equation is as follows:

($000s)
Cost of acquisition:
Trust units issued	$196,214
Transaction costs	2,003
$198,217

Allocated at estimate fair values:
Accounts receivable	$11,564
Deposits and prepaid expenses	1,152
Property, plant and equipment	291,706
Goodwill	42,393
Accounts payable and accrued liabilities	(17,912)
Bank debt	(32,077)
Distribution payable	(2,382)
Obligation under capital lease	(343)
Non-controlling interest	(10,351)
Future income taxes	(79,373)
Asset retirement liability	(6,160)
$198,217

c. Disposition to Vero Energy Inc.

Under the Arrangement, True Energy Inc. transferred to Vero certain prospective natural gas weighted assets and undeveloped land at their net book value. A future tax asset has been transferred as the result of disposing of petroleum and natural gas properties with a net book value of $26.9 million compared to tax pools of $27.9 million. The details are as follows:

($000s)
Petroleum and natural gas properties	$26,880
Asset retirement capital	318
Future income tax asset	384
Total assets transferred	27,582
Asset retirement obligation	(318)
Bank indebtedness assumed	(5,000)
Net assets transferred and reduction in accumulated earnings	$22,264

4. BANK DEBT

On March 14, 2006, the existing demand revolving credit facility was replaced by a $135 million demand revolving credit facility and a $15 million operating facility both provided by one Canadian chartered bank, subject to an annual review by June 1, 2006. No other terms or conditions were modified. In April 2006, the $135 million demand revolving credit facility was changed to be syndicated by one Canadian chartered bank and one institutional lender.

5. EXCHANGEABLE SHARES OF SUBSIDIARY

	2006		2005
	Number	Amount	Number	Amount
		($000s)		($000s)
Balance, beginning of period	788,558	$9,709	—	$—
Non-controlling interest expense	—	36	—	—
Exchanged for trust units	(232,623)	(2,864)	—	—
Balance, March 31	555,935	$6,881	—	$—

The exchange ratio is calculated monthly based on the five day weighted average trust unit trading price preceding the monthly effective date, and at March 31, 2006 was 0.60146. The exchangeable shares are not eligible for cash distributions; however cash distributions will increase the exchange ratio.

6. UNITHOLDERS’ CAPITAL

a. Trust units of True Energy Trust

	2006		2005
	Number	Amount	Number	Amount
		($000s)		($000s)
Balance, December 31	36,176,196	$418,968	—	$—
Exchangeable shares converted	137,382	2,864	—	—
Units issued pursuant to DRIP	85,662	1,317	—	—
Balance, March 31	36,399,240	$423,149	—	$—

b. Trust unit incentive plan

The Trust has a trust unit incentive plan where the Trust may grant trust unit incentive rights to its directors, officers, employees and service providers. Under this plan, the exercise price of each trust unit incentive right initially equals the market price of the Trust’s stock on the date of grant. The maximum term of an incentive right is five years.

The grant price per Incentive Right (“Grant Price”) shall be equal to the per Trust Unit closing price on the trading day immediately preceding the date of grant, unless otherwise permitted. Under the terms of the Incentive Plan, the exercise price of each Incentive Right is initially equal to the Grant Price and thereafter is reduced pursuant to a formula. This formula provides that the exercise price of each Incentive Right is reduced by any decreases in the daily closing price on the Toronto Stock Exchange of the Trust Units that is in excess of a 2.5% return per quarter on the Trust’s consolidated net fixed assets (the “Hurdle Rate”); provided however, that such decrease in the exercise price will not exceed the amount by which the Trust Unit distributions exceed the Hurdle Rate. In no case may the exercise price be less than $0.001 per Trust Unit and a participant may elect to have the exercise price equal the Grant Price. Incentive Rights are non-transferable or assignable except in accordance with the Incentive Plan and the holding of Incentive Rights shall not entitle a holder to any rights as a Unitholder of True Energy Trust.

Unit rights, entitling the holder to purchase units from the Trust, have been granted to directors, officers, employees and service providers of the Trust. Effective May 1, 2006, one third of the initial grant of trust unit incentives vest on each of the first, second, and third anniversary from the date of grant.

Unit rights outstanding

			Weighted
			average
	Number	Number	remaining
Average initial exercise price	outstanding	exercisable	contractual Life
$18.43/unit(1)	3,273,165	1,091,055	4.6

(1) At March 31, 2006, the average exercise price pursuant to the reduction formula is $17.86/unit.

c. Distribution reinvestment plan

Effective March 27, 2006, True adopted a Premium DistributionTM Reinvestment, Distribution Reinvestment and Optional Trust Unit Purchase Plan (the “Plan”). The Plan amends, restates and replaces in its entirety the distribution reinvestment and optional trust unit purchase plan (the “Old Plan”) of True dated December 1, 2004, which was implemented by TKE Energy Trust. The Plan allows eligible unitholders of True to direct that their cash distributions be reinvested in additional trust units at 95% of the Average Market Price (as defined in the Plan) on the applicable distribution payment date. The Plan further allows eligible unitholders to elect, under the Premium DistributionTM component of the Plan, to have these additional trust units delivered to the designed Plan broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such unitholders would otherwise have received on the applicable distribution payment date if they did not participate in the Plan (subject to proration in certain events as provided in the Plan.) Canaccord Capital Corporation will act as the Plan broker for the Premium DistributionTM component of the Plan.

In addition, the Plan allows those unitholders who participate in either the distribution reinvestment component or the Premium DistributionTM component of the Plan to purchase additional trust units from treasury at a purchase price equal to the Average Market Price (with no discount) in minimum amounts of $2,000 per remittance up to a maximum aggregate amount of $50,000 per month by any one unitholder in any calendar month, all subject to an overall annual limit of 2% of the total number of outstanding trust units. The Trust reserves the right to limit the amount of any new equity available under the Plan on any particular distribution date and thus participants may be pro-rated in certain circumstances.

Of the $8.7 million distribution payable at March 31, 2006, $4.5 million was subsequently paid in trust units under the Plan.

7. CONTRIBUTED SURPLUS

	Three months ended March 31,
($000s)	2006	2005
Balance, beginning of period	$5,127	$877
Unit-based compensation expense	1,630	—
Stock-based compensation expense	—	238
Transfer to share capital on exercise of options	—	(44)
Balance, end of period	$6,757	$1,071

Unit-based compensation

During the three months ended March 31, 2006, the Trust granted 207,500 unit incentive rights to employees, consultants and directors. The Trust recorded unit-based compensation expense of $1.6 million, including $0.2 million capitalized to property, plant and equipment.

The fair values of all incentive rights granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of incentive rights granted during the three month period ended March 31, 2006 and the assumptions used in their determination are as noted below.

Three months ended March 31,
2006
Assumptions:
Risk free interest rate (%)	3.86
Expected life (years)	5.0
Expected volatility (%)	24
Results:
Weighted average fair value of incentive rights granted	$5.38

8. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended March 31,
($000s)	2006	2005
Cash paid:
Interest	$988	$183
Taxes (net of refunds)	$2,654	$489
Investing and financing activities:
Net assets acquired on acquisitions (note 3)	$—	$152,181

9. INCOME TAXES

The provision for income taxes differs from the expected amount calculated by applying the combined Federal and Provincial corporate income tax rate of 37.5% (2005: 40.1%) to earnings or losses before income taxes. This difference results from the following items:

($000s)	March 31, 2006	March 31, 2005
Expected income tax expense (recovery)	$(3,512)	$745
Amount in trust income	(9,591)	—
Crown royalties and charges	989	444
Resource allowance	(990)	(470)
Unit and stock based compensation expense	529	95
Change in enacted tax rates	(579)	(496)
Other	(79)	22
Future income tax expense (recovery)	(13,233)	340
Capital tax expense	571	488
Total tax expense (recovery)	$(12,662)	$828

10. PER TRUST UNIT AMOUNTS

	Three months ended March 31,
	2006	2005
Basic trust units outstanding	36,399,240	24,537,068
Dilutive effect of exchangeable shares and trust unit incentive plan	3,607,538	952,259
Diluted trust units outstanding	40,006,778	25,489,327
Weighted average trust units outstanding	36,296,327	17,132,231
Dilutive effect of exchangeable shares and trust unit incentive plan (1)	334,372	546,617
Diluted weighted average trust units outstanding	36,630,699	17,678,848

(1) A total of 3,273,165 (2005: 35,000 after consolidation) trust incentive units were excluded from the calculation as they were not dilutive.

Basic per trust unit amounts is calculated using the weighted average number of trust units outstanding during the year.

The Trust uses the treasury stock method to determine the dilutive effect of trust incentive units and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted earnings per trust unit.

The term “units” has been used to identify trust units and exchangeable shares of the Trust issued on or after November 2, 2005, as well as the common shares of the corporation outstanding prior to the conversion on November 2, 2005 as restated to reflect the November 2, 2005 Plan of Arrangement and post 2:1 consolidation.

11. COMMITMENTS

a.               By the end of the first quarter of 2006, True had committed to drill a total of 2 wells in Alberta and 6 wells in Saskatchewan with varying commitment dates up to the end of the second quarter pursuant to various farm-in agreements with oil and gas companies. True expects to satisfy these various drilling commitments at an estimated cost for True’s interest of approximately $3.9 million.

b.              On March 9, 2006, True has entered into a costless collar oil hedge for 2,000 bbl/d for the period April 1, 2006 to December 31, 2006, with a WTI reference price, a floor of $58.00/bbl U.S. and a ceiling of $69.35/bbl U.S., with monthly settlement. The settlement cost for April 2006 was $0.05 million USD. As at May 8, 2006 the mark to market loss on the hedge, which changes on a daily basis, was $2.8 million U.S.

12. SUBSEQUENT EVENTS

a.               On April 11, 2006, the Trust’s wholly owned subsidiary, True Energy Inc. (“True Energy”), entered into an agreement with Shellbridge Oil & Gas, Inc. (“Shellbridge”) pursuant to which True Energy will, subject to certain conditions, acquire all of the issued and outstanding shares of Shellbridge on the basis of 0.14 trust units of the Trust for each outstanding Shellbridge share (the “Transaction”), resulting in the issue of approximately 4.39 million trust units (assuming the exercise of all outstanding Shellbridge stock options). Both parties have agreed to pay the other a non-completion fee of $2.0 million in certain circumstances if the Transaction is not completed. The agreement includes provisions whereby Shellbridge will terminate discussions with any other party and not solicit any other offers. The agreement also gives the Trust the right to match any competing offer.

Following review of tax, corporate and securities matters, a determination will be made whether the Transaction will be completed by way of take-over bid, plan of arrangement or other form of business combination. The agreement entered into contemplates the entering into of a definitive agreement in respect of the Transaction once the structure is determined. Completion of the Transaction is subject to Shellbridge shareholder approval (or, if a take-over bid, acceptance by the requisite majority of Shellbridge shareholders) and various conditions, including, without limitation, receipt of required regulatory approvals and other customary conditions. Directors and officers of Shellbridge have agreed to vote their shares (14.5% on a fully diluted basis) in favour of the transaction.

b.              True intends to sell its southeast Saskatchewan properties, producing approximately 350 to 400 barrels of oil per day and undeveloped acreage, with the expectation that a deal will close prior to the end of the second quarter of 2006.